

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Preston Klassen, M.D.
President and Chief Executive Officer
Metacrine, Inc.
3985 Sorrento Valley Blvd., Suite C
San Diego, CA 92121

> **Re: Metacrine, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 31, 2020**
> **CIK No. 0001634379**

Dear Mr. Klassen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Overview, page 1

1. We note your response to our prior comment 2. Please revise your disclosure to provide the basis for the belief that FXR agonists can be the *backbone* of a combination therapy in NASH. It remains unclear how you determined that FXR agonists can be the chief support in such therapy.

2. We note your response to our prior comment 3 and your revisions. Given the early stage of development of your product candidates and the very speculative nature of assessing your position in the industry, we continue to object to using terms such as "best-in-class."

Preston Klassen, M.D.
Metacrine, Inc.
August 10, 2020
Page 2

Please remove this language and any similar language throughout your registration statement.

3. We have considered your response to our prior comment 5 and your revisions, including the additional disclosure you provided. Please remove references to the potential "potency" of your product candidates throughout your registration statement.

4. We note your response to our prior comment 7. We also note that your disclosure appears to continue to make comparisons that are not head-to-head, we reissue our comment. We note the following disclosure in particular: "In preclinical studies of our FXR agonists, we have observed improvement in colon inflammation on a level similar to that of injectable biologics currently used for treatment." Please remove any comparisons with third party treatments, including your perceived similarity to existing therapies currently used for treatment.

You may contact Tracie Mariner at (202) 551-3744 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences